Exhibit 99.1

New Federal Legislation to Invest $1 billion to Advance Marine Energy Toward Full Scale Commercialization

Congresswomen Barragán and Bonamici Introduce Historic Wave Energy Legislation to Jumpstart Marine Energy as a Clean Energy Solution

Washington, DC (August 1st, 2024) – Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy developer, applauds Representatives Nanette Barragán (CA-44) and Suzanne Bonamici (OR-01) for the introduction of the Marine Energy Technologies Acceleration Act, legislation that would invest $1 billion to advance marine energy toward full scale commercialization.

Marine energy harnesses the power from waves, tides, currents, and other water-based resources to generate a clean energy resource that can provide reliable 24/7 clean power to communities.

The Marine Energy Technologies Acceleration Act would provide unprecedented levels of funding to the Department of Energy’s Waterpower Technologies Office for demonstration projects, research and development, detailed resource potential mapping, workforce development, and more efficient permitting processes.

“Nearly 40 percent of the U.S. population lives in coastal communities where marine energy resources are abundant and offer tremendous potential to power our communities with clean, renewable energy, including California,” said Rep. Barragán. “With the Marine Energy Technologies Acceleration Act, we can usher in an emerging clean energy resource to help our nation and our communities meet clean energy and decarbonization goals, reduce pollution, and create high-paying jobs.”

“The scale of the climate crisis requires us to use every possible approach to rapidly transition to a clean energy economy. Marine energy has the potential to tap into the immense power of the ocean, but the industry’s progress has been hampered by inconsistent and limited federal investment. I’m grateful to introduce the Marine Energy Technologies Acceleration Act with Representative Barragán to catalyze the development of the marine energy field and support the coastal communities where technology demonstrations occur. These investments will create good clean technology jobs and reduce climate-warming greenhouse gas emissions.” said Rep. Bonamici.

This federal legislation comes in parallel to the upcoming wave energy demonstration project to be implemented by Eco Wave Power and Shell MRE at Altasea at the Port of Los Angeles, where Eco Wave Power is set to install the first U.S. onshore wave energy pilot station in the coming months. Representative Barragán has already visited Eco Wave Power’s installation site and was impressed by the abundant possibilities for wave energy implementation in California and in the United States.

“We are grateful that representatives Barragán and Bonamici recognized the vast potential of wave energy in meeting the U.S. renewable energy targets and promoting economic growth through the blue economy,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power.

“The U.S. is becoming a global leader on climate initiatives, and this new federal legislation further demonstrates the U.S. leadership across the world. We believe that wave energy has massive potential, and we will soon be demonstrating our pioneering technology at the Port of Los Angeles and showcasing that wave energy can be a significant force in combating climate change and powering our communities with clean, reliable energy sourced from the endless power of the ocean,” added Ms. Braverman.

“For too long, this useful source of power has had a back seat to investments in other renewable and non-renewable forms of energy,” said Terry Tamminen, CEO of AltaSea. “With this bill, Representative Barragán puts wave and tidal energy on the map — and does so in a very meaningful way.”

The legislation is cosponsored by Representatives Suzanne Bonamici (Ore.), Ed Case (Hawaii), Rashida Tlaib (Mich.), Kevin Mullin (Calif.), Val Hoyle (Ore.), Troy Carter (La.), Salud Carbajal (Calif.), and Anne Kuster (NH).

The full text of the bill can be found here.

About Congresswoman Nanette Barragán

Congressmember Nanette Barragán represents California’s 44th District.  She sits on the House Energy and Commerce Committee and works on environmental justice and healthcare issues.  She is also Chair of the Congressional Hispanic Caucus (CHC).

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.”  The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

*Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the company at:

info@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses potential $1 billion investment to advance marine energy toward full scale commercialization, the potential advantages and benefits of Marine Energy Technologies Acceleration Act, that Eco Wave Power is set to install the first U.S. onshore wave energy pilot station at the Altasea at the Port of Los Angeles in the coming months, and the Company’s belief that wave energy has massive potential and that that wave energy can be a significant force in combating climate change and powering communities with clean, reliable energy. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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